FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010
Commission File Number: 0-28986

 TTI TEAM TELECOM INTERNATIONAL LTD.
 (Translation of registrant’s name into English)

12 Amal Street, Park Afek, Rosh Ha'ayin, 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The information set forth in this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3 (Registration No. 333-122236) and (ii) the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-101979, 333-127097 and 333-139716).

On June 8, 2010, TTI Team Telecom International Ltd., an Israeli company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TEOCO Corporation (“Parent”), and TEOCO Israel Ltd., a newly formed Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

A copy of the Company’s press release announcing the signing of the Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

IMPORTANT NOTICE: The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TTI Team Telecom International Ltd.

Date: June 9, 2010	By:	/s/ Tali Cohen-Tueg
Tali Cohen-Tueg
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number Exhibit 99.1	Description of Exhibit Press release: TEOCO TO ACQUIRE TTI TELECOM IN AN ALL-CASH TRANSACTION, dated June 9, 2010.
Exhibit 99.2	Agreement and Plan of Merger, by and between TTI Team Telecom International Ltd., TEOCO Corporation and TEOCO Israel Ltd., dated as of June 8, 2010.